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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Agco Corp.
(Name of Issuer)

Common Stock, Par Value $0.01 per share
 (Title of Class of Securities)

001084102
(CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 ☑Rule 13d-1(b)

 ☐Rule 13d-1(c)

 ☐Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.: 001084102

1.  Names of Reporting Persons: Manning & Napier Advisors, Inc.

I.R.S. Identification Nos. of above persons (entities only): 16-0995736

2.  Check the Appropriate Box if a Member of a Group (See Instructions):
(a)
(b)

3.  SEC Use Only:

4.  Citizenship or Place of Organization: New York

Number of    5. Sole Voting Power: 5,076,754
Shares Beneficially  6. Shared Voting Power: -0-
Owned by Each        7. Sole Dispositive Power: 508,650
Reporting.   8. Shared Dispositive Power: -0-
Person With:

9. Aggregate Amount Beneficially Owned by Each Reporting Person: 5,585,404

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):

11. Percent of Class Represented by Amount in Row (9): 6.2%

12. Type of Reporting Person (See Instructions): IA

Item 1(a): Name of Issuer:

Agco Corp.

Item 1(b): Address of Issuer's Principal Executive Offices:
4205 River Green Parkway
Duluth, GA 30096

Item 2(a): Name of Person Filing:

Manning & Napier Advisors, Inc.

Item 2(b): Address of Principal Business Office, or, if none, Residence:

290 Woodcliff Drive
Fairport, NY 14450

Item 2(c): Citizenship:

New York

Item 2(d): Title of Class of Securities:

Common Stock, Par Value $ 0.01

Item 2(e): CUSIP Number:

      001084102

Item 3: If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

    ☑(e) An Investment Adviser in accordance with 240.13d-1(b)(1)(ii)(E);

Item 4: Ownership: Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount Beneficially Owned: 5,585,404

(b) Percent of Class: Based on the most recent prices provided by Bloomberg, L.P., 731 Lexington Avenue, New York, New York 10022, listing the outstanding shares of common stock on January 31, 2006 as 90,508,000 it is believed person filing has beneficial ownership of 6.2%.

(c) Number of shares as to which such person has:
(i)  Sole power to vote or to direct the vote: 5,076,754
(ii)  Shared power to vote or to direct the vote: -0-
(iii)  Sole power to dispose or to direct the disposition of: 508,650
(iv)  Shared power to dispose or to direct the disposition of: -0-

Item 5: Ownership of Five Percent or Less of a Class:

Not applicable

Item 6: Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7: Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not applicable

Item 8: Identification and Classification of Members of the Group:

Not applicable

Item 9: Notice of Dissolution of a Group:

Not applicable

Item 10: Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purposes or effect.

Signature:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
02/09/06
Date

       /s/ Michelle Thomas
Signature

Michelle Thomas/Corporate Secretary
Name/Title

**Please note that the information contained in this filing is identical to the Schedule 13G filed on February 10, 2006, under accession number 0000062039-06-000012.